Dreyfus Premier New Jersey Municipal Bond Fund, Inc.
Statement of Investments
September 30, 2005 (Unaudited)

Long-Term Municipal Investments--98.3%	Principal Amount ($)	Value ($)
New Jersey--95.2%		
Atlantic County Utilities Authority,		
Solid Waste System Revenue:		
7%, 3/1/2008	3,450,000	3,485,535
7.125%, 3/1/2016	13,250,000	13,386,872
Bayshore Regional Sewer Authority, Sewer Revenue		
5.50%, 4/1/2006 (Insured; MBIA)	2,000,000 a	2,066,380
Bordentown Sewer Authority, Revenue		
5.375%, 12/1/2020 (Insured; FGIC)	3,880,000	4,181,515
Burlington County Bridge Commission, LR		
County Guaranteed (Government Leasing Project)		
5.25%, 8/15/2021	1,000,000	1,076,930
Camden Zero Coupon, 2/15/2012 (Insured; FSA)	4,385,000	3,471,078
Carteret Board of Education, COP		
6%, 1/15/2024 (Insured, MBIA)	440,000	488,717
Delaware River and Bay Authority, Revenue:		
5.75%, 1/1/2010 (Insured; AMBAC)	5,000,000 a	5,535,000
5%, 1/1/2027 (Insured; MBIA)	3,220,000	3,374,302
East Orange:		
Zero Coupon, 8/1/2010 (Insured; FSA)	4,240,000	3,597,470
Zero Coupon, 8/1/2011 (Insured; FSA)	2,500,000	2,031,550
East Orange Board of Education, COP, LR:		
Zero Coupon, 2/1/2021 (Insured; FSA)	935,000	474,643
Zero Coupon, 2/1/2026 (Insured; FSA)	745,000	288,494
Zero Coupon, 2/1/2028 (Insured; FSA)	2,345,000	818,217
Essex County Improvement Authority, LR		
(County Correctional Facility Project)		
6%, 10/1/2010 (Insured; FGIC)	10,000,000 a	11,253,000
Gloucester Township Municipal Utilities Authority, Sewer		
Revenue 5.65%, 3/1/2018 (Insured; AMBAC)	2,530,000	2,873,675
Hudson County, COP (Correctional Facilities)		
5%, 12/1/2021 (Insured; MBIA)	5,460,000	5,796,063

Hudson County Improvement Authority, LR (County Services Building Project) 5%, 4/1/2035 (Insured; AMBAC)	2,500,000	2,626,375
Jersey City:		
Zero Coupon, 5/15/2010 (Insured; FSA)	4,745,000	4,058,066
6%, 10/1/2008 (Insured; AMBAC)	2,490,000	2,693,657
Mercer County Improvement Authority, Revenue (County Courthouse Project) 5.75%, 11/1/2017	500,000	530,405
Middlesex County Improvement Authority, Revenue, Utility System (Perth Amboy Project):		
Zero Coupon 9/1/2020 (Insured; AMBAC)	4,900,000	2,559,711
Zero Coupon 9/1/2022 (Insured; AMBAC)	5,000,000	2,343,250
New Brunswick Parking Authority, Guaranteed Parking Revenue 5%, 9/1/2024 (Insured; MBIA)	1,220,000	1,277,669
New Jersey:		
6%, 5/1/2010	3,695,000 a	4,124,913
6%, 7/15/2010 (Insured; MBIA)	7,400,000	8,268,982
New Jersey Building Authority, State Building Revenue 5%, 12/15/2012 (Insured; FSA)	1,000,000 a	1,091,260
New Jersey Economic Development Authority:		
Cigarette Tax Revenue 5.75%, 6/15/2029	2,500,000	2,660,825
(Department of Human Services):		
6.10%, 7/1/2017	3,700,000	4,045,876
6.25%, 7/1/2024	1,305,000	1,443,186
District Heating and Cooling		
(Trigen - Trenton District Energy Co. L.P. Project):		
6.20%, 12/1/2007	3,675,000	3,676,580
6.20%, 12/1/2010	4,040,000	4,041,414
Economic Development		
(American Airlines, Inc. Project) 7.10%, 11/1/2031	380,000	293,482
(Masonic Charity Foundation of New Jersey):		
5.875%, 6/1/2018	2,750,000	3,028,658
5.50%, 6/1/2021	1,920,000	2,072,448
6%, 6/1/2025	1,000,000	1,111,880
5.25%, 6/1/2032	350,000	373,233
First Mortgage (The Evergreens):		
6%, 10/1/2017	650,000	667,570
6%, 10/1/2022	700,000	716,233
Health, Hospital and Nursing Home		
(Hillcrest Health Service):		
Zero Coupon, 1/1/2012 (Insured; AMBAC)	1,000,000	793,190

Zero Coupon, 1/1/2013 (Insured; AMBAC)	1,000,000	756,760
Zero Coupon, 1/1/2015 (Insured; AMBAC)	3,250,000	2,220,400
Zero Coupon, 1/1/2017 (Insured; AMBAC)	5,000,000	3,097,800
Zero Coupon, 1/1/2018 (Insured; AMBAC)	2,500,000	1,475,525
Zero Coupon, 1/1/2020 (Insured; AMBAC)	6,500,000	3,471,195
Zero Coupon, 1/1/2022 (Insured; AMBAC)	6,000,000	2,874,180
Local or Guaranteed Housing,		
First Mortgage (Fellowship Village):		
5.50%, 1/1/2018	2,950,000	2,992,657
5.50%, 1/1/2025	3,000,000	3,020,610
(Morris Hall / Saint Lawrence Inc. Project)		
5.50%, 4/1/2006 (LOC; Wachovia Bank N.A.)	3,000,000 a	3,099,570
Motor Vehicle Surcharge Revenue:		
Zero Coupon, 7/1/2020 (Insured; MBIA)	3,750,000	1,973,213
Zero Coupon, 7/1/2021 (Insured; MBIA)	2,620,000	1,305,756
(School Facilities Construction)		
7.636%, 6/15/2018 (Insured; AMBAC)	5,000,000 b,c	5,973,250
State Lease (State Office Buildings Project):		
6%, 6/15/2010 (Insured; AMBAC)	2,425,000 a	2,713,502
6.125%, 6/15/2010 (Insured; AMBAC)	7,535,000 a	8,472,203
Waste Paper Recycling (Marcal Paper Mills Inc. Project):		
6.25%, 2/1/2009	5,440,000	5,528,237
8.50%, 2/1/2010	3,955,000	3,970,780
New Jersey Educational Facilities Authority, Revenue:		
(Fairleigh Dickinson University) 6%, 7/1/2020	2,535,000	2,779,526
(Higher Education Capital Improvement Fund)		
5%, 9/1/2021 (Insured; FSA)	5,270,000	5,619,138
(Public Library Project)		
5%, 9/1/2022 (Insured; AMBAC)	5,500,000	5,816,470
(Rowan University):		
5.75%, 7/1/2010 (Insured; FGIC)	15,405,000 a	17,083,991
4.50%, 7/1/2030 (Insured; AMBAC)	1,150,000	1,149,080
(Stevens Institute of Technology)		
5.375, 7/1/2034	2,500,000	2,616,100
(William Patterson University)		
5%, 7/1/2028 (Insured; FGIC)	2,000,000	2,107,800
New Jersey Environmental Infrastructure Trust		
5.25%, 9/1/2018	4,070,000	4,416,805
New Jersey Health Care Facilities Financing Authority,		
Health, Hospital and Nursing Home Revenue:		
(Atlantic City Medical Center):		
6%, 7/1/2012	3,000,000	3,358,380
6.25%, 7/1/2017	5,000,000	5,639,150
(Capital Health System Obligated Group)		
5.75%, 7/1/2023	3,000,000	3,221,580
(General Hospital Center at Passaic)		
6.75%, 7/1/2019 (Insured; FSA)	550,000	680,575

(Saint Clare's Hospital Inc.)		
5.25%, 7/1/2022	5,260,000	5,589,381
(Raritan Bay Medical Center) 7.25%, 7/1/2014	3,010,000	3,175,400
(Saint Barnabas Health)		
Zero Coupon, 7/1/2023 (Insured; MBIA)	5,500,000	2,440,405
(Saint Elizabeth Hospital Obligated Group):		
6%, 7/1/2014	2,500,000	2,599,725
6%, 7/1/2020	3,120,000	3,256,843
New Jersey Higher Education Assistance Authority, Student		
Loan Revenue 6.125%, 6/1/2017 (Insured; MBIA)	415,000	423,242
New Jersey Highway Authority, Revenue (Garden State		
Parkway) 6%, 1/1/2019	6,645,000	7,886,485
New Jersey Housing and Mortgage Finance Agency, Revenue:		
Home Buyer:		
5.75%, 4/1/2018 (Insured; MBIA)	1,650,000	1,707,701
5.30%, 4/1/2026 (Insured; MBIA)	3,210,000	3,271,632
Multi-Family Housing:		
5.70%, 5/1/2020 (Insured; FSA)	2,640,000	2,774,482
5.75%, 5/1/2025 (Insured; FSA)	895,000	939,115
5.65%, 5/1/2040 (Insured: AMBAC and FHA)	5,250,000	5,516,700
New Jersey Transit Corp., Lease Purchase Agreement, COP:		
Federal Transit Administration Grants		
5.75%, 9/15/2010 (Insured; AMBAC)	5,000,000 a	5,564,950
(Raymond Plaza East Inc.)		
6.50%, 4/1/2007 (Insured; FSA)	3,945,000 a	4,186,829
New Jersey Transportation Trust Fund Authority		
(Transportation System):		
5%, 6/15/2009 (Insured; FSA)	10,610,000 a	11,291,056
7%, 6/15/2012 (Insured; MBIA)	3,745,000	4,489,693
7%, 6/15/2012 (Insured; MBIA)	2,255,000	2,712,494
6.657%, 6/15/2014	12,750,000 b,c	14,497,515
9.031%, 12/15/2018	4,500,000 b,c	5,793,795
9.031%, 12/15/2019	4,000,000 b,c	5,150,040
New Jersey Turnpike Authority, Turnpike Revenue:		
6.50%, 1/1/2016 (Insured; FSA)	1,000,000	1,187,270
6.50%, 1/1/2016	60,000	70,520
6.50%, 1/1/2016	160,000	190,403
6.50%, 1/1/2016 (Insured; MBIA)	1,210,000	1,439,924
6.50%, 1/1/2016 (Insured; MBIA)	3,520,000	4,179,190
6.50%, 1/1/2016 (Insured; MBIA)	17,935,000	21,343,009
5%, 1/1/2035 (Insured; AMBAC)	7,450,000	7,652,566
North Hudson Sewer Authority, Sewer Revenue		
5.25%, 8/1/2019 (Insured; FGIC)	1,000,000	1,091,240

North Jersey District Water Supply Commission, Sewer Revenue (Wanaque South Project) 6%, 7/1/2019 (Insured; MBIA)	2,000,000	2,325,140
Port Authority of New York and New Jersey:		
Port, Airport, and Marina Improvements Revenue:		
(Consolidated Bond 119th Series) 5.50%, 9/15/2016 (Insured; FGIC)	4,650,000	4,787,361
(Consolidated Bond 121st Series) 5.375%, 10/15/2035 (Insured; MBIA)	14,950,000	15,690,025
(Consolidated Bond 124th Series) 5%, 8/1/2019	1,000,000	1,027,170
Special Obligation Revenue (JFK International Air Terminal) 6.25%, 12/1/2015 (Insured; MBIA)	5,000,000	5,744,850
Rahway, COP 5.625%, 2/15/2020 (Insured; MBIA)	600,000	656,076
Rahway Redevelopment Agency, Public Library Revenue 5%, 10/15/2022 (Insured; FGIC)	3,580,000	3,791,578
Rahway Valley Sewerage Authority, Sewer Revenue:		
Zero Coupon, 9/1/2032 (Insured; MBIA)	5,000,000	1,359,800
Zero Coupon, 9/1/2033 (Insured; MBIA)	5,000,000	1,288,550
Rutgers University 5%, 5/1/2031 (Insured; FGIC)	3,000,000	3,152,640
South Jersey Transportation Authority, Transportation System Revenue 5%, 11/1/2033	2,500,000	2,631,350
Tobacco Settlement Financing Corp. of New Jersey, Tobacco Settlement Asset-Backed Bonds:		
5.75%, 6/1/2032	13,835,000	14,468,090
6.375%, 6/1/2032	2,745,000	3,106,873
6.75%, 6/1/2039	1,790,000	2,075,702
7%, 6/1/2041	10,630,000	12,698,279
6.25%, 6/1/2043	3,490,000	3,909,812
Union County Improvement Authority, Revenue (Correctional Facility Project) 5%, 6/15/2022	3,155,000	3,334,835
Union County Utilities Authority, Solid Waste Revenue (Ogden Martin) 5.375%, 6/1/2020 (Insured; AMBAC)	4,990,000	5,231,915
University of Medicine and Dentistry		

5.50%, 12/1/2027 (Insured; AMBAC)	15,425,000	17,058,353
West Deptford Township		
5.50%, 9/1/2010 (Insured; FGIC)	1,800,000 a	1,981,674
West Orange Board of Education, COP		
6%, 10/1/2009 (Insured; MBIA)	500,000 a	557,110

U.S. Related --3.1%

Children's Trust Fund of Puerto Rico, Tobacco		
Settlement Revenue 5.75%, 7/1/2010	3,000,000 a	3,322,800
Commonwealth of Puerto Rico		
5.65%, 7/1/2015 (Insured; MBIA)	2,000,000	2,297,300
Puerto Rico Housing Bank and Finance Agency,		
SFMR (Affordable Housing Mortgage)		
6.25%, 4/1/2029 (Insured; FNMA, GNMA)	270,000	275,792
University of Puerto Rico, University Revenues		
5.375%, 6/1/2030 (Insured; MBIA)	3,450,000	3,490,124
Virgin Islands Public Finance Authority, Revenues,		
Gross Receipts Taxes Loan Note:		
6.375%, 10/1/2019	2,000,000	2,258,460
6.50%, 10/1/2024	3,000,000	3,371,340

Total Long-Term Municipal Investments		
(cost $443,627,495)		**478,447,141**

Short-Term Municipal Investments--.5%

New Jersey;

New Jersey Economic Development Authority:		
Dock Facility Revenue (Bayonne/IMTT-Bayonne Project)		
2.71% (LOC; Sun Trust Bank)	1,835,000 d	1,835,000
Revenue (El Dorado Terminals Co. Project)		
2.71% (LOC; Sun Trust Bank)	600,000 d	600,000

Total Short-Term Municipal Investment (cost $2,435,000)		**2,435,000**
Total Investments (cost $446,062,495)	**98.8%**	**480,882,141**
Cash and Receivables (Net)	**1.2%**	**5,648,520**
Net Assets	**100.0%**	**486,530,661**

Notes to Statement of Investments:

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
b Inverse floater security--the interest rate is subject to change periodically.
c Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2005, these securities amounted to $31,414,600 or 6.5% of net assets.
d Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.